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                      SECURITIES AND EXCHANGE COMMISSION
                            WASHINGTON, D.C. 20549

                               SCHEDULE 13E-3/A
                              (AMENDMENT NO. 2)

                       RULE 13E-3 TRANSACTION STATEMENT
      (PURSUANT TO SECTION 13(E) OF THE SECURITIES EXCHANGE ACT OF 1934)

                           THE MARQUEE GROUP, INC.

                             (Name of the Issuer)

                           THE MARQUEE GROUP, INC.
                     (Name of Person(s) Filing Statement)

                                   WARRANTS
                        (Title of Class of Securities)

                                  570906115
                    (CUSIP Number of Class of Securities)

                        ROBERT M. GUTKOWSKI, PRESIDENT
                        888 SEVENTH AVENUE, 37TH FLOOR
                           NEW YORK, NEW YORK 10019
                                (212) 977-0300

 (Name, Address and Telephone Number of Person Authorized to Receive Notices and Communications on Behalf of Person(s) Filing Statement)

                                   Copy to:

                             AMAR BUDARAPU, ESQ.
                               BAKER & MCKENZIE
                               805 THIRD AVENUE
                           NEW YORK, NEW YORK 10022
                                (212) 751-5700

This statement is filed in connection with (check the appropriate box):

a. [ ] The filing of solicitation materials or an information statement subject to Regulation 14A, Regulation 14C, or Rule 13e-3(c) under the Securities Exchange Act of 1934.

b. [ ] The filing of a registration statement under the Securities Act of 1933.

c.  [X] A tender offer.

d.  [ ] None of the above.

 Check the following box if the soliciting materials or information statement referred to in checking box (a) are preliminary copies. [ ]

                          CALCULATION OF FILING FEE

  TRANSACTION VALUATION(1)                             AMOUNT OF FILING FEE(2)
  $10,845,988                                                        $2,169.20

 (1) Estimated solely for purposes of calculating the filing fee. Assumes purchase of all 4,519,162 outstanding warrants at $2.40 per warrant.

 (2) Calculated according to Rule 0-11(b)(1) under the Securities Exchange Act of 1934, as amended, based upon the transaction valuation multiplied by one fiftieth of one percent.

 [X] Check box if any part of the fee is offset as provided by Rule
     0-11(a)(2) and identify the filing with which the offsetting fee was previously paid. Identify the previous filing by registration statement number, or the form or schedule and the date of its filing.
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
 Amount Previously Paid:      $2,033.62 AND $135.58
Filing Party:                 THE MARQUEE GROUP, INC.
Form or Registration No.:     SCHEDULE 13E-4 AND AMENDMENT NO. 1 TO SCHEDULE 13E-4
Date Filed:                   JULY 23, 1997 AND AUGUST 26, 1997
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   This Amendment No. 2 to Schedule 13E-3 amends and supplements the Issuer
Tender Offer Statement on Schedule 13E-3 filed by the Company on July 23,
1997, as amended by Amendment No. 1 to Schedule 13E-3 filed on August 21,
1997 (the "Schedule 13E-3"). This Amendment No. 2 to Schedule 13E-3 relates to the offer by The Marquee Group, Inc., a Delaware corporation (the
"Company"), to purchase all of the Company's outstanding warrants, each exercisable at a price of $7.50 for one share of the Company's common stock
(the "Warrants"), at a price of $2.40 per Warrant in cash, upon the terms and subject to the conditions set forth in the Offer to Purchase, dated July 23, 1997 and previously filed as an exhibit (the "Offer to Purchase"), in the First Supplement to Offer to Purchase dated August 26, 1997 (the
"Supplement") and in the related Letter of Transmittal, previously filed as an exhibit (which together constitute the "Offer"). A copy of the Supplement is attached hereto as Exhibit (d)(10).

ITEM 1. SECURITY AND ISSUER.

   Item 1 of the Schedule 13E-3 is hereby supplemented and amended by adding the following:

   (c) The information set forth in "Amendment to Section 9" of the Supplement is incorporated herein by reference.

ITEM 4. TERMS OF THE TRANSACTION.

   Item 4 of the Schedule 13E-3 is hereby supplemented and amended by adding the following:

   (a) The information set forth in "Amendment to Section 4" and "Amendment to Section 8" of the Supplement is incorporated herein by reference.

ITEM 5. PLANS OR PROPOSALS OF THE ISSUER OR AFFILIATE.

   Item 5 of the Schedule 13E-3 is hereby supplemented and amended by adding the following:

   (d) The information set forth in "Amendment to Section 10" of the Supplement is incorporated herein by reference.

ITEM 6. SOURCE AND AMOUNTS OF FUNDS OR OTHER CONSIDERATION.

   Item 6 of the Schedule 13E-3 is hereby supplemented and amended by adding the following:

   (a) The information set forth in "Amendment to Section 11" of the Supplement is incorporated herein by reference.

   (b) The information set forth in "Amendment to Section 14" of the Supplement is incorporated herein by reference.

   (c) The information set forth in "Amendment to Section 11" of the Supplement is incorporated herein by reference.

ITEM 11. CONTRACTS, ARRANGEMENTS OR UNDERSTANDINGS WITH RESPECT TO THE ISSUER'S SECURITIES.

   Item 11 of the Schedule 13E-3 is hereby supplemented and amended by adding the following:

   The information set forth in "Amendment to Section 11" of the Supplement is incorporated herein by reference.

ITEM 14. FINANCIAL INFORMATION.

   Item 14 of the Schedule 13E-3 is hereby supplemented and amended by adding the following:

   (a)-(b) The information set forth in "Amendment to Section 10" of the Supplement and in Exhibit (i) hereto is incorporated herein by reference.

ITEM 15. PERSONS AND ASSETS EMPLOYED, RETAINED OR UTILIZED.

   Item 15 of the Schedule 13E-3 is hereby supplemented and amended by adding the following:

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   (b) The information set forth in "Amendment to Section 14" of the
Supplement is incorporated herein by reference.

ITEM 16. ADDITIONAL INFORMATION.

   Item 16 of the Schedule 13E-3 is hereby supplemented and amended by adding the following:

   Reference is hereby made to the Supplement, a copy of which is attached hereto as Exhibit (d)(9), and incorporated in its entirety herein by reference.

ITEM 17. MATERIAL TO BE FILED AS EXHIBITS.

   (a)(1) Bridge Financing Agreement, dated as of August 26, 1997, by and among the Company, the Subsidiary Guarantors and The Huff Alternative Income Fund, L.P.

   (a)(2) Form of Bridge Financing Note between the Company and The Huff Alternative Income Fund, L.P.

   (a)(3) Form of Pledge and Security Agreement by and among the Company, the Subsidiary Guarantors and The Huff Alternative Income Fund, L.P.

   (a)(4) Option Agreement, dated August 26, 1997, between the Company and The Huff Alternative Income Fund, L.P.

   (a)(5) Registration Rights Agreement, dated August 26, 1997, between the Company and The Huff Alternative Income Fund, L.P.

   (d)(10) Form of First Supplement to Offer to Purchase dated August 26,
	   1997.

   (d)(11) Letter to holders of Warrants dated August 26, 1997.

   (d)(12) Form of press release dated August 26, 1997.

   (g) Amendment No. 2 to Issuer Tender Offer Statement on Schedule 13E-4.

   (i) Financial Information.

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                                  SIGNATURE

   After due inquiry and to the best of my knowledge and belief, I certify that the information set forth in this statement is true, complete and correct.

                                          THE MARQUEE GROUP, INC.,
                                          a Delaware corporation

                                          By: /s/ Jan E. Chason
                                              -------------------------------
                                              Jan E. Chason
                                              Chief Financial Officer and
                                              Treasurer

August 26, 1997

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                                EXHIBIT INDEX

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
 EXHIBIT NO.                                         DESCRIPTION
 -----------                                         -----------
(a)(1)          Bridge Financing Agreement, dated as of August 26, 1997, by and among the Company, the Subsidiary Guarantors and The Huff Alternative Income Fund, L.P.
(a)(2)          Form of Bridge Financing Note between the Company and The Huff Alternative Income Fund, L.P.
(a)(3)          Form of Pledge and Security Agreement by and among the Company, the Subsidiary Guarantors and
                The Huff Alternative Income Fund, L.P.
(a)(4)          Option Agreement, dated August 26, 1997, between the Company and The Huff Alternative Income Fund,
                L.P.
(a)(5)          Registration Rights Agreement, dated August 26, 1997, between the Company and The Huff Alternative
                Income Fund, L.P.
(d)(10)         Form of First Supplement to Offer to Purchase dated August 26, 1997.
(d)(11)         Letter to holders of Warrants dated August 26, 1997.
(d)(12)         Form of press release dated August 26, 1997.
(g)             Amendment No. 2 to Issuer Tender Offer Statement on Schedule 13E-4.
(i)             Financial Information.
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